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                                August 20, 1997



Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4-4
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Ms. Mariana Prieto

     Re: Exide Corporation -- Registration Statement on Form S-3 filed on August 13, 1997 -- Registration No. 333-33553
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Ladies and Gentlemen:

     Pursuant to Rule 478 of the Securities and Exchange Commission, the undersigned hereby applies for withdrawal of the above-referenced Registration Statement. If you have any questions regarding this application, please call Carter W. Emerson of Kirkland & Ellis at 312-861-2052.

                                    Very truly yours,



                                    Bernard F. Stewart
                                    Executive Vice President, Legal Affairs
                                    Exide Corporation